Mail Stop 3561

May 8, 2007

By Facsimile and U.S. Mail

Mr. Michael J. Hagan
President and Chief Executive Officer
NutriSystem, Inc.
300 Welsh Road, Building #1, Suite 100
Horsham, Pennsylvania   19044

> **Re: NutriSystem, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 0-28551**

Dear Mr. Hagan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

2.   We note from your disclosures that through your NutriSystem Nourish program you offer over 130 food items and other supplements to your customers, as well as other products and services such as those through your Slim and Tone franchise operations. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar product or service. See Item 101(c)(1)(i) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

3.   Please revise your disclosure to include the judgment and estimates involved in determining when vendor rebates and other incentives are recognized and discuss any alternative accounting treatment that exists. Please also quantify and disclose the amount of vendor rebates and other incentives recorded each period as reduction of cost of revenue or expense.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies
Cash, Cash Equivalent and Marketable Securities, page 42

Note 4. Cash, Cash Equivalents and Marketable Securities, page 47

4.   We note your disclosure that marketable securities include $68.5 million of auction-rate securities as of December 31, 2006 and $41.8 million as of December 31, 2005. According to your disclosure, certain of the securities held have contractual maturities in excess of 10 years, but have interest reset dates of three months or less at the time of purchase and are classified as available-for-sale securities. Please explain to us your basis for their classification as available-for-sale and revise your disclosures to clarify the reasons why you believe it is appropriate to classify auction-rate securities held as current assets. Provide us with a summary of your purchases and sales of these securities for the last three fiscal years to support that you regularly liquidate these securities during your normal operating cycle. Refer to paragraphs 12 and 17 of SFAS 115.

Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 32

5.   We note that you state that your disclosure controls and procedures have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. If you choose to include the definition of disclosure controls and procedures, please include the entire definition. In this regard, in future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e) for guidance.

6.   Please also revise your disclosure to indicate that your conclusion on effectiveness is as of the end of the period covered by the report rather than a specific date. See Item 307 of Regulation S-K and SEC Release No. 33-8238, Section II.F.3.

7.   Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. See Item 308(c) of Regulation S-K and refer to your response letter to us dated September 6, 2005. Please include the appropriate disclosure in future filings.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

 • the company is responsible for the adequacy and accuracy of the disclosures in the filing;

 • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 • the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief